Exhibit 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Years Ended December 31,
(Unaudited)	2017	2016	2015	2014	2013	2012
	(Thousands of dollars)

Fixed charges, as defined
Interest on long-term debt	$104,109	$438,915	$432,234	$380,441	$374,520	$326,206
Other interest	11,584	32,385	13,330	4,127	10,397	12,045
Amortization of debt discount, premium and expense	2,210	8,943	7,795	6,652	7,064	5,830
Interest on lease agreements	280	1,150	962	275	1,494	539

Total fixed charges	118,183	481,393	454,321	391,495	393,475	344,620

Earnings before income taxes and undistributed income of equity method investees	245,096	958,659	670,762	854,181	709,825	823,710

Earnings available for fixed charges	$363,279	$1,440,052	$1,125,083	$1,245,676	$1,103,300	1,168,330

Ratio of earnings to fixed charges	3.07x	2.99x	2.48x	3.18x	2.80x	3.39x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.